UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

GRUBB & ELLIS COMPANY
(Name of Issuer)

Common Stock
(Title of Class of Securities)

400095204
(CUSIP Number)

Ronald M. Sanders, Esq.
Colony Capital, LLC
2450 Broadway, 6th Floor
Santa Monica, CA 90404
(310) 282-8820

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	400095204

1	NAMES OF REPORTING PERSONS

CDCF II GNE Holding, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

0

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,483,934 (1)
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		0

	10	SHARED DISPOSITIVE POWER

3,483,934 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,483,934 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

(1) Comprised of Warrants to purchase shares of common stock of Grubb & Ellis Company (the “Issuer”) issued to CDCF II GNE Holding, LLC and CFI GNE Warrant, Investor LLC.  The Reporting Persons own in the aggregate Warrants to purchase 5,384,784 shares of common stock of the Issuer, but are restricted by the terms of the Warrants from having the ability to exercise the Warrants to the extent that after giving effect to such exercise the Reporting Persons (together with their affiliates) would own greater than 4.99% of the outstanding shares of common stock of the Issuer while they are deemed to be members of a “group” as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with persons that are not their affiliates.  The Reporting Persons may be deemed to be part of a group with C-III Investments LLC, which individually owns Warrants to purchase 5,384,785 shares of common stock of the Issuer, and, therefore, the Reporting Persons could be deemed to beneficially own Warrants to purchase 10,769,569 shares of common stock of the Issuer.

The calculation of percentage ownership is based on 69,818,327 shares of common stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on August 15, 2011.

CUSIP No.	400095204

1	NAMES OF REPORTING PERSONS

CFI GNE Warrant Investor, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

0

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,483,934 (1)
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		0

	10	SHARED DISPOSITIVE POWER

3,483,934 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,483,934 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

(1) Comprised of Warrants to purchase shares of common stock of Grubb & Ellis Company (the “Issuer”) issued to CDCF II GNE Holding, LLC and CFI GNE Warrant, Investor LLC.  The Reporting Persons own in the aggregate Warrants to purchase 5,384,784 shares of common stock of the Issuer, but are restricted by the terms of the Warrants from having the ability to exercise the Warrants to the extent that after giving effect to such exercise the Reporting Persons (together with their affiliates) would own greater than 4.99% of the outstanding shares of common stock of the Issuer while they are deemed to be members of a “group” as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with persons that are not their affiliates.  The Reporting Persons may be deemed to be part of a group with C-III Investments LLC, which individually owns Warrants to purchase 5,384,785 shares of common stock of the Issuer, and, therefore, the Reporting Persons could be deemed to beneficially own Warrants to purchase 10,769,569 shares of common stock of the Issuer.

The calculation of percentage ownership is based on 69,818,327 shares of common stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on August 15, 2011.

CUSIP No.	400095204

1	NAMES OF REPORTING PERSONS

Colony Distressed Credit Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

0

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,483,934 (1)
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		0

	10	SHARED DISPOSITIVE POWER

3,483,934 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,483,934 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1) Comprised of Warrants to purchase shares of common stock of Grubb & Ellis Company (the “Issuer”) issued to CDCF II GNE Holding, LLC and CFI GNE Warrant, Investor LLC.  The Reporting Persons own in the aggregate Warrants to purchase 5,384,784 shares of common stock of the Issuer, but are restricted by the terms of the Warrants from having the ability to exercise the Warrants to the extent that after giving effect to such exercise the Reporting Persons (together with their affiliates) would own greater than 4.99% of the outstanding shares of common stock of the Issuer while they are deemed to be members of a “group” as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with persons that are not their affiliates.  The Reporting Persons may be deemed to be part of a group with C-III Investments LLC, which individually owns Warrants to purchase 5,384,785 shares of common stock of the Issuer, and, therefore, the Reporting Persons could be deemed to beneficially own Warrants to purchase 10,769,569 shares of common stock of the Issuer.

The calculation of percentage ownership is based on 69,818,327 shares of common stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on August 15, 2011.

CUSIP No.	400095204

1	NAMES OF REPORTING PERSONS

Colony Capital Credit II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

0

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,483,934 (1)
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		0

	10	SHARED DISPOSITIVE POWER

3,483,934 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,483,934 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1) Comprised of Warrants to purchase shares of common stock of Grubb & Ellis Company (the “Issuer”) issued to CDCF II GNE Holding, LLC and CFI GNE Warrant, Investor LLC.  The Reporting Persons own in the aggregate Warrants to purchase 5,384,784 shares of common stock of the Issuer, but are restricted by the terms of the Warrants from having the ability to exercise the Warrants to the extent that after giving effect to such exercise the Reporting Persons (together with their affiliates) would own greater than 4.99% of the outstanding shares of common stock of the Issuer while they are deemed to be members of a “group” as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with persons that are not their affiliates.  The Reporting Persons may be deemed to be part of a group with C-III Investments LLC, which individually owns Warrants to purchase 5,384,785 shares of common stock of the Issuer, and, therefore, the Reporting Persons could be deemed to beneficially own Warrants to purchase 10,769,569 shares of common stock of the Issuer.

The calculation of percentage ownership is based on 69,818,327 shares of common stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on August 15, 2011.

CUSIP No.	400095204

1	NAMES OF REPORTING PERSONS

Colony GP Credit II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

0

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,483,934 (1)
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		0

	10	SHARED DISPOSITIVE POWER

3,483,934 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,483,934 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

(1) Comprised of Warrants to purchase shares of common stock of Grubb & Ellis Company (the “Issuer”) issued to CDCF II GNE Holding, LLC and CFI GNE Warrant, Investor LLC.  The Reporting Persons own in the aggregate Warrants to purchase 5,384,784 shares of common stock of the Issuer, but are restricted by the terms of the Warrants from having the ability to exercise the Warrants to the extent that after giving effect to such exercise the Reporting Persons (together with their affiliates) would own greater than 4.99% of the outstanding shares of common stock of the Issuer while they are deemed to be members of a “group” as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with persons that are not their affiliates.  The Reporting Persons may be deemed to be part of a group with C-III Investments LLC, which individually owns Warrants to purchase 5,384,785 shares of common stock of the Issuer, and, therefore, the Reporting Persons could be deemed to beneficially own Warrants to purchase 10,769,569 shares of common stock of the Issuer.

The calculation of percentage ownership is based on 69,818,327 shares of common stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on August 15, 2011.

CUSIP No.	400095204

1	NAMES OF REPORTING PERSONS

CFI RE Holdco, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

0

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,483,934 (1)
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		0

	10	SHARED DISPOSITIVE POWER

3,483,934 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,483,934 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

(1) Comprised of Warrants to purchase shares of common stock of Grubb & Ellis Company (the “Issuer”) issued to CDCF II GNE Holding, LLC and CFI GNE Warrant, Investor LLC.  The Reporting Persons own in the aggregate Warrants to purchase 5,384,784 shares of common stock of the Issuer, but are restricted by the terms of the Warrants from having the ability to exercise the Warrants to the extent that after giving effect to such exercise the Reporting Persons (together with their affiliates) would own greater than 4.99% of the outstanding shares of common stock of the Issuer while they are deemed to be members of a “group” as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with persons that are not their affiliates.  The Reporting Persons may be deemed to be part of a group with C-III Investments LLC, which individually owns Warrants to purchase 5,384,785 shares of common stock of the Issuer, and, therefore, the Reporting Persons could be deemed to beneficially own Warrants to purchase 10,769,569 shares of common stock of the Issuer.

The calculation of percentage ownership is based on 69,818,327 shares of common stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on August 15, 2011.

CUSIP No.	400095204

1	NAMES OF REPORTING PERSONS

CFI RE Masterco, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

0

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,483,934 (1)
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		0

	10	SHARED DISPOSITIVE POWER

3,483,934 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,483,934 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

(1) Comprised of Warrants to purchase shares of common stock of Grubb & Ellis Company (the “Issuer”) issued to CDCF II GNE Holding, LLC and CFI GNE Warrant, Investor LLC.  The Reporting Persons own in the aggregate Warrants to purchase 5,384,784 shares of common stock of the Issuer, but are restricted by the terms of the Warrants from having the ability to exercise the Warrants to the extent that after giving effect to such exercise the Reporting Persons (together with their affiliates) would own greater than 4.99% of the outstanding shares of common stock of the Issuer while they are deemed to be members of a “group” as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with persons that are not their affiliates.  The Reporting Persons may be deemed to be part of a group with C-III Investments LLC, which individually owns Warrants to purchase 5,384,785 shares of common stock of the Issuer, and, therefore, the Reporting Persons could be deemed to beneficially own Warrants to purchase 10,769,569 shares of common stock of the Issuer.

The calculation of percentage ownership is based on 69,818,327 shares of common stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on August 15, 2011.

CUSIP No.	400095204

1	NAMES OF REPORTING PERSONS

Colony Financial, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

0

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,483,934 (1)
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		0

	10	SHARED DISPOSITIVE POWER

3,483,934 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,483,934 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1) Comprised of Warrants to purchase shares of common stock of Grubb & Ellis Company (the “Issuer”) issued to CDCF II GNE Holding, LLC and CFI GNE Warrant, Investor LLC.  The Reporting Persons own in the aggregate Warrants to purchase 5,384,784 shares of common stock of the Issuer, but are restricted by the terms of the Warrants from having the ability to exercise the Warrants to the extent that after giving effect to such exercise the Reporting Persons (together with their affiliates) would own greater than 4.99% of the outstanding shares of common stock of the Issuer while they are deemed to be members of a “group” as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with persons that are not their affiliates.  The Reporting Persons may be deemed to be part of a group with C-III Investments LLC, which individually owns Warrants to purchase 5,384,785 shares of common stock of the Issuer, and, therefore, the Reporting Persons could be deemed to beneficially own Warrants to purchase 10,769,569 shares of common stock of the Issuer.

The calculation of percentage ownership is based on 69,818,327 shares of common stock outstanding as of August 10, 2011, as disclosed in the Issuer’s Form 10-Q filed on August 15, 2011.

All information in this Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being supplied solely by the Reporting Persons, and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 2 to Schedule 13D is being filed by the Reporting Persons pursuant to Rule 13d-2(a) under the Exchange Act.  Amendment No. 2 amends and supplements the Schedule 13D as filed jointly by the Reporting Parties with the Securities and Exchange Commission (the “SEC”) on April 25, 2011 (the “Initial Schedule 13D”) and amended on July 26, 2011 by Amendment No. 1 (“Amendment No. 1”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D and Amendment No. 1 are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D and Amendment No. 1.

Item 2. Identity and Background.

The response to Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs:

By virtue of the terms of the Exclusivity Agreement and the Intercreditor Agreement  (each defined and described in Item 6 hereof) the Reporting Persons together with C-III Investments LLC (“C-III”) and certain of its affiliates, may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act with respect to Shares of the Issuer.

Items 4 and 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 2.

Item 4. Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs:

                In consideration of the commitment to extend credit by C-III, consent to amend the credit facility to permit such incurrence of debt by ColFin GNE Loan Funding, LLC (“ColFin”) in accordance with the terms and conditions of Credit Amendment No. 2 (as defined in Item 6) and the due diligence investigation of the Issuer which was undertaken and continues to be undertaken, the Issuer entered into an Exclusivity Agreement (the “Exclusivity Agreement”) with C-III and ColFin (together, the “Exclusive Parties”), which requires the Issuer to work exclusively with the Exclusive Parties with respect to a potential acquisition, recapitalization, asset sale or other strategic transaction (“Potential Transaction”) and not to directly or indirectly, solicit or initiate or enter into any discussions, negotiations or transactions with, reply to or encourage, or provide any written or verbal information to, any individual, corporation, partnership or other entity or group other than the Exclusive Parties concerning the acquisition of the Issuer or any of the Issuer’s subsidiaries or any equity interest therein of any substantial portion of the Issuer’s assets.  The Exclusivity Agreement provides for an exclusivity period that commenced on October 16, 2011 and ends at 11:59 p.m. Pacific Time on November 15, 2011; provided, however, that such period may be extended by C-III, at its option, to 11:59 p.m. Pacific Time on December 15, 2011 if C-III continues to be diligently pursuing a Potential Transaction on November 15, 2011; and further provided that such period may be further extended by C-III, at its option, to 11:59 p.m. Pacific Time on January 14, 2012 if C-III continues to be diligently pursuing a Potential Transaction on December 15, 2011 (the “Exclusivity Period”).  Notwithstanding the foregoing, if a funding pursuant to Credit Amendment No. 2 does not occur on or before October 28, 2011, other than as a consequence of the Issuer’s breach, then the Exclusivity Period shall automatically terminate at 11:59 p.m. Pacific Time on October 28, 2011.  The Exclusivity Agreement provides however, that if the Issuer receives an unsolicited written offer from a third party for a Competing Transaction (as defined in the Exclusivity Agreement) that constitutes a Qualifying Proposal (as defined in the Exclusivity Agreement), then the Issuer shall immediately deliver a copy of the unsolicited offer to C-III.  At any time after the 60th day of the Exclusivity Period, the Issuer has the right to request C-III to provide written confirmation that C-III is willing to enter into a transaction with the Issuer on terms and conditions, and in the time frame, at least as favorable as the Qualifying Proposal.  If C-III fails to provide such written confirmation within three (3) business days after delivery of the Issuer’s request to C-III and the board of directors of the Issuer determines that it would be breach of its fiduciary duty to Issuer’s stockholders not to engage in discussions with the third party then the Issuer shall have the right to provide information to, negotiate with and enter into an agreement with such third party with respect to a Competing Transaction, provided certain conditions are met.   During the Exclusivity Period, the Issuer shall cooperate with the Exclusive Parties in facilitating discussions with creditors and preferred stockholders of the Issuer.  The Exclusivity Agreement also provides the Issuer will reimburse C-III for certain expenses incurred in connection with pursuing a transaction.   This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is attached hereto as Exhibit 99.1 and incorporated by reference in its entirety into this Item 4.

Subject to the terms of the Intercreditor Agreement (as described and defined in Item 6 hereof), one or more of the Reporting Persons or their affiliates intend to have further discussions and other communications with the Issuer regarding a Potential Transaction and may also have discussions and other communications with other persons or entities (including other creditors, stakeholders and stockholders of the Issuer) regarding a Potential Transaction or any other transaction(s) involving the Issuer.  In the course of such discussions one or more of the Reporting Persons or their affiliates may suggest actions that could result in, among other things: (a) the acquisition by a Reporting Person(s) and/or their affiliates of additional Shares or other securities of the Issuer, or the disposition of Shares or other securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) a material change in the Issuer's business or structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

            Except to the extent that a Potential Transaction or anything else described in this Item 4 may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons and their affiliates may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Shares beneficially owned by the Reporting Person(s), or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons or their affiliates will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

The response to Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)    The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

(b)    Number of Shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

                (c) On October 16, 2011, in connection with Credit Amendment No. 2 (as described and defined in Item 6 hereof) and the loan assignment provided under the Assignment Agreement (as described and defined in Item 6 hereof) each of CDCF II GNE Holding, LLC (“CDCF”) and CFI GNE Warrant Investor, LLC (“CFI”) entered into a Warrant Assignment Agreement with C-III (each a “Warrant Assignment” and collectively the “Warrant Assignments”) whereby each of CDCF and CFI assigned Warrants with respect to 1,760,170 Shares of Common Stock of the Issuer to C-III and C-III instructed the Issuer to issue and deliver directly the CDCF Second Amendment Effective Date Warrants and CFI Second Amendment Effective Date Warrants (each as described and defined in Item 6 hereof) with respect to 932,222 Shares of Common Stock of the Issuer to each of CDCF and CFI. Pursuant to the Closing Mechanics Agreement (as described and defined in Item 6 hereof), in the event that Grubb & Ellis Management Services, Inc., as Borrower under the Amended Credit Agreement (as described and defined in Item 6 hereof) shall not have made a borrowing under the Commitment (as defined in the Amended Credit Agreement) of C-III on or prior to October 28, 2011, the assignment of the Warrants pursuant to the Warrant Assignments shall be voided.  The Warrants were acquired in connection with Credit Amendment No. 2.  The transfers of Warrants were effected in private transactions.  This summary of the Warrant Assignments does not purport to be complete and is qualified in its entirety by reference to the Warrant Assignments, which are attached for CDCF and CFI hereto as Exhibit 99.2 and Exhibit 99.3 respectively, and incorporated by reference in their entirety into this Item 5.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 6:

                On October 16, 2011, C-III, Grubb & Ellis Management Services, Inc., the Issuer, CDCF and CFI entered into a Closing Mechanics Agreement (the “Closing Mechanics Agreements”), pursuant to which the parties evidenced the order for certain aspects of their transactions and entered into other agreements with respect to the transactions.  This summary of the Closing Mechanics Agreements does not purport to be complete and is qualified in its entirety by reference to the Closing Mechanics Agreement which is attached hereto as Exhibit 99.4, and incorporated by reference in their entirety into this Item 6.

                On October 16, 2011, Grubb & Ellis Management Services, Inc., as Borrower, the Issuer, as Parent Guarantor and as a Guarantor, Grubb & Ellis Equity Advisors, LLC, Grubb and Ellis Healthcare REIT II Advisors, LLC and Grubb & Ellis Landauer Valuation Advisory Services, LLC, as Guarantors, ColFin, as Administrative Agent and as a Lender, and C-III (collectively, the “Loan Parties”) entered into Amendment No. 2 to Credit Agreement (“Credit Amendment No. 2”).  Pursuant to Credit Amendment No. 2 the Loan Parties agreed that subject to satisfaction of certain conditions precedent, as set forth in Credit Amendment No. 2, including that the Second Amendment Effective Date (as defined in Credit Amendment No. 2) shall occur on or before October 28, 2011, C-III shall join the Amended Credit Agreement (the “Amended Credit Agreement”) as a Lender (as such term is defined in the Amended Credit Agreement).  In addition, the amounts available under the Loan were increased by $10,000,000 and C-III has become a lender under the Amended Credit Agreement.  This summary of Credit Amendment No. 2 and the Amended Credit Agreement does not purport to be complete and is qualified in its entirety by reference to Credit Amendment No. 2 and the Amended Credit Agreement, which are attached hereto as Exhibit 99.5 and Exhibit 99.6, respectively, and incorporated by reference in their entirety into this Item 6.

     In connection with Credit Amendment No. 2, ColFin and C-III entered into an Assignment and Assumption (the “Assignment Agreement”), dated October 16, 2011, pursuant to which ColFin, in its capacity as a lender under the Amended Credit Agreement, agreed to assign to C-III and C-III agreed to purchase, certain outstanding loans in the amount of $4,000,000, plus accrued interest.  The effective date of the Assignment Agreement is the first Borrowing Date (as defined in the Amended Credit Agreement) after October 16, 2011, provided that C-III is the lender with respect to the relevant loans, which will occur on the date on which certain conditions precedent, as set forth in Credit Amendment No. 2, are satisfied, including that the Second Amendment Effective Date shall occur on or before October 28, 2011. This summary of the Assignment Agreement does not purport to be complete and is qualified in its entirety by reference to the Assignment Agreement, which is attached hereto as Exhibit 99.7 and incorporated by reference in its entirety into this Item 6.

    On October 16, 2011, the Issuer and each of CDCF and CFI entered into an Amendment to Warrants to Purchase Shares of Common Stock of the Issuer (the “Warrant Amendments”) pursuant to which Warrants to purchase Shares of Common Stock of the Issuer dated: April 15, 2011; April 30, 2011; May 31, 2011; June 30, 2011; July 31, 2011; August 31, 2011; and September 30, 2011 were amended.  The Warrant Amendments provided for, among other things, a limitation on the exercise of the Warrants (the “Warrant Exercise Limitation”), whereby: (i) no holder will be entitled to purchase or otherwise acquire Shares of Common Stock or other securities or instruments upon exercise of the Warrants to the extent such purchase, acquisition or receipt would cause the holder to become directly a “beneficial owner” (within the meaning of Section 13(d) of the Exchange Act) of 10.00% or more of the Shares of the Issuer’s outstanding Common Stock; and (ii) if, but for the operation of clause (i), such holder would be deemed to be a beneficial owner of 10.00% or more of the Shares of Common Stock of the Issuer then any exercise of the Warrant shall be void and have no effect to the extent (but only to the extent) that such exercise would result in the exercising holder (together with such holder’s affiliates) becoming the owner (as distinguished from a beneficial owner under Section 13(d) of the Exchange Act) of more than 4.99% of the Shares of Common Stock outstanding at such time; provided, however, that the foregoing 4.99% limitation on exercise of Warrants in this clause (ii) shall cease to apply to any holder that ceases to be part of a “group” (as defined in Section 13(d) of the Exchange Act) with persons that are not affiliates of such holder.  Additionally, the Warrant Amendments provide that the anti-dilution and most favored nation provisions of the original Warrants do not apply in respect to the transactions described herein and expected to become effective upon the Second Amendment Effective Date.  This summary of the Warrant Amendments does not purport to be complete and is qualified in its entirety by reference to the Warrant Amendments, which are attached for CFI and CDCF hereto as Exhibit 99.8 and Exhibit 99.9 respectively, and incorporated by reference in their entirety into this Item 6.

                Also on October 16, 2011 CDCF, CFI, C-III and the Issuer entered into an Amendment to Registration Rights Agreement (the “Registration Amendment”).  The Registration Amendment provided for (i) the inclusion of the Shares issuable upon exercise of the Second Amendment Effective Date Warrants (as defined in the Amended Credit Agreement) to the securities covered by the Registration Rights Agreement, (ii) the restatement of Schedule I to the Registration Rights Agreement to include C-III as a holder of Warrants, and (iii) an amendment to the notice provision to include C-III.  This summary of the Registration Amendment does not purport to be complete and is qualified in its entirety by reference to the Registration Amendment, which is attached hereto as Exhibit 99.10 and incorporated by reference in its entirety into this Item 6.

    On October 16, 2011, the Warrant Assignments were entered into (as described and defined in Item 5 hereof).

    Also on October 16, 2011, pursuant to the Amended Credit Agreement and the Warrant Assignment with CFI the Issuer issued to CFI Second Amendment Effective Date Warrants (the “CFI Second Amendment Effective Date Warrants”) to purchase 932,222 Shares of Common Stock of the Issuer.  Furthermore, on October 16, 2011, pursuant to the Amended Credit Agreement and the Warrant Assignment with CDCF the Issuer issued to CDCF Second Amendment Effective Date Warrants (the “CDCF Second Amendment Effective Date Warrants” and collectively with the CFI Second Amendment Effective Date Warrants the “Colony Second Amendment Effective Date Warrants”) to purchase 932,222 Shares of Common Stock of the Issuer.  Each Colony Second Amendment Effective Date Warrant contains the Warrant Exercise Limitation.  Pursuant to the Closing Mechanics Agreement, in the event that Grubb & Ellis Management Services, Inc., as Borrower under the Amended Credit Agreement shall not have made a borrowing under the Commitment (as defined in the Amended Credit Agreement) of C-III on or prior to October 28, 2011, the Colony Second Amendment Effective Date Warrants shall be rescinded. This summary of the Colony Second Amendment Effective Date Warrants does not purport to be complete and is qualified in its entirety by reference to the CDCF Second Amendment Effective Date Warrant and the CFI Second Amendment Effective Date Warrant, which are attached hereto as Exhibit 99.11 and Exhibit 99.12, respectively, and incorporated by reference in their entirety into this Item 6.

    In connection with Credit Amendment No. 2, the Exclusivity Agreement, the Registration Amendment, the Warrant Assignment with CDCF, and the Warrant Assignment with CFI, C-III, ColFin, CDCF and CFI entered into an Intercreditor Agreement (the “Intercreditor Agreement”), dated October 16, 2011.  Pursuant to the Intercreditor Agreement, until the Maturity Date (as defined in the Amended Credit Agreement) neither C-III nor ColFin (collectively, the “Lenders”) may consent to any amendment, modification or waiver of the Credit Agreement or other loan document, without the written consent of both Lenders.  If on the Maturity Date C-III (or any affiliate thereof) is a party to a definitive written agreement with the Issuer or one or more subsidiaries relating to a Potential Transaction then C-III shall have the right to consent to an extension of the Maturity Date without the consent of ColFin.  Under the terms of the Intercreditor Agreement, until the earlier of the Maturity Date or the date on which discussions between C-III and the Issuer regarding a Potential Transaction are discontinued, (i) neither Lender may sell assign, participate or otherwise transfer all or any part of its loans (except to certain controlled affiliates of C-III and controlled affiliates of Colony Capital LLC), without prior written consent of the other Lender and (ii) neither C-II, CDCF nor CFI may sell assign, participate or otherwise transfer all or any part of its Warrants (except to certain controlled affiliates of C-III and controlled affiliates of Colony Capital LLC), without prior written consent of both Lenders.  The Intercreditor Agreement also provides that no party to the Intercreditor Agreement may consent to any amendment, modification, supplement or waiver to the Registration Rights Agreement, or selection of Holders Counsel (as defined in the Registration Rights Agreement) without the prior written consent of each other party.  Furthermore, the Intercreditor Agreement provides that none of C-III, CDCF, nor CFI shall consent to any amendment, supplement or modification of any term of any Closing Date Warrants, Second Amendment Effective Date Warrants, or Additional Warrants (as each is defined in the Amended Credit Agreement) without the written consent of C-III, CDCF, and CFI.  The Intercreditor Agreement also provides that the current Administrative Agent may not resign as such without giving 60 days’ prior written notice to C-III.  A majority of the Lenders may remove the Administrative Agent if it or its Affiliate (as defined in the Intercreditor Agreement) ceases to be a Lender.  The Intercreditor Agreement also designated that C-III as the lead party for negotiations with creditors, stakeholders and stockholders with respect to a Potential Transaction.  Finally, the Intercreditor Agreement documents the intent of the parties to the Intercreditor Agreement that the subject loans, commitments and warrants be split 50/50 with C-III holding 50% of each and ColFin, CDCF and CFI (collectively, the “Colony Entities”) holding 50% of each.  This summary of the Intercreditor Agreement does not purport to be complete and is qualified in its entirety by reference to the Intercreditor Agreement, which is attached hereto as Exhibit 99.13 and incorporated by reference in its entirety into this Item 6.

    Items 2, 4 and 5 of this Schedule 13D are incorporated by reference in their entirety into this Item 6.

                Except as otherwise disclosed herein, in the Initial Schedule 13D, Amendment No. 1, the Exclusivity Agreement, the Warrant Assignments, Credit Amendment No. 2, the Assignment Agreement , the Registration Amendment, the CDCF Warrant Amendment, the CFI Warrant Amendment, and the Intercreditor Agreement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to any securities of the Issuer.

Items 2, 4 and 5 of this Schedule 13D are incorporated by reference in their entirety into this Item 6.

Except as otherwise disclosed herein, in the Initial Schedule 13D, Amendment No. 1, the Exclusivity Agreement, the Warrant Assignments, Credit Amendment No. 2, the Assignment Agreement , the Registration Amendment, the CDCF Warrant Amendment, the CFI Warrant Amendment, and the Intercreditor Agreement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

Exhibit	Description of Exhibit
99.1	Exclusivity Agreement by and among C-III Investments LLC, and ColFin GNE Loan Funding, LLC and Grubb & Ellis Company dated as of October 16, 2011
99.2	Warrant Assignment Agreement by and between CDCF II GNE Holding, LLC and C-III Investments LLC, dated as of October 16, 2011
99.3	Warrant Assignment Agreement by and between CFI GNE Warrant Investor, LLC and C-III Investments LLC, dated as of October 16, 2011
99.4	Closing Mechanics Agreement dated as of October 16, 2011
99.5
Amendment No. 2 to Credit Agreement by and among  Grubb & Ellis Management Services Inc., as Borrower, Grubb & Ellis Company, as Parent Guarantor and as a Guarantor, Grubb & Ellis Equity Advisors, LLC, Grubb and Ellis Healthcare REIT II Advisors, LLC and Grubb & Ellis Landauer Valuation Advisory Services, LLC, as Guarantors, ColFin GNE Loan Funding, LLC, as Administrative Agent and as a Lender, and C-III Investments, dated October 16, 2011

99.6	Ex A – Form of Amended Credit Agreement to Amendment No. 2 to Credit Agreement

99.7	Assignment and Assumption Agreement by and between C-III Investments LLC, as Assignee, and ColFin GNE Loan Funding, LLC as Assignor and Administrative Agent
99.8	Second Amendment Effective Date Warrant by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC, dated October 16, 2011
99.9	Second Amendment Effective Date Warrant by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC, dated October 16, 2011
99.10	Amendment to Registration Rights Agreement by and among Grubb & Ellis Company, CDCF II GNE Holding, LLC and CFI GNE Warrant Investor, LLC, dated October 16, 2011
99.11	Amendment to Warrants to Purchase Shares of Common Stock of Grubb & Ellis Company by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated October 16, 2011
99.12	Amendment to Warrants to Purchase Shares of Common Stock of Grubb & Ellis Company by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC, dated October 16, 2011
99.13	Intercreditor Agreement by and among C-III Investments, LLC, ColFin GNE Loan Funding, LLC, CDCF II GNE Holding, LLC and CFI GNE Warrant Investor, LLC, dated October 16, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2011	CDCF II GNE Holding, LLC

	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

Dated: October 18, 2011	CFI GNE Warrant Investor, LLC

	By:	CFI RE Holdco, LLC
	Its:	Managing Member

	By:	CFI RE Masterco, LLC
	Its:	Managing Member

	By:	Colony Financial, Inc.
	Its:	Managing Member

	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

Dated: October 18, 2011	Colony Distressed Credit Fund II, L.P.

	By:	Colony Capital Credit II, L.P.
	Its:	General Partner

	By:	ColonyGP Credit II, LLC
	Its:	General Partner

	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

Dated: October 18, 2011	Colony Capital Credit II, L.P.

	By:	ColonyGP Credit II, LLC
	Its:	General Partner

	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

Dated: October 18, 2011	ColonyGP Credit II, LLC

	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

Dated: October 18, 2011	CFI RE Holdco, LLC

	By:	Colony Financial, Inc.
	Its:	Managing Member

	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

Dated: October 18, 2011	CFI RE Masterco, LLC

	By:	Colony Financial, Inc.
	Its:	Managing Member

	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

Dated: October 18, 2011	Colony Financial, Inc.

	By:	/s/ Ronald M. Sanders
Name: Ronald M. Sanders
Title: Vice President

EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented by adding the following at the end of such Exhibit Index.

Exhibit	Description of Exhibit
99.1	Exclusivity Agreement by and among C-III Investments LLC, and ColFin GNE Loan Funding, LLC and Grubb & Ellis Company dated as of October 16, 2011
99.2	Warrant Assignment Agreement by and between CDCF II GNE Holding, LLC and C-III Investments LLC, dated as of October 16, 2011
99.3	Warrant Assignment Agreement by and between CFI GNE Warrant Investor, LLC and C-III Investments LLC, dated as of October 16, 2011
99.4	Closing Mechanics Agreement dated as of October 16, 2011
99.5
Amendment No. 2 to Credit Agreement by and among  Grubb & Ellis Management Services Inc., as Borrower, Grubb & Ellis Company, as Parent Guarantor and as a Guarantor, Grubb & Ellis Equity Advisors, LLC, Grubb and Ellis Healthcare REIT II Advisors, LLC and Grubb & Ellis Landauer Valuation Advisory Services, LLC, as Guarantors, ColFin GNE Loan Funding, LLC, as Administrative Agent and as a Lender, and C-III Investments, dated October 16, 2011

99.6	Ex A – Form of Amended Credit Agreement to Amendment No. 2 to Credit Agreement
99.7	Assignment and Assumption Agreement by and between C-III Investments LLC, as Assignee, and ColFin GNE Loan Funding, LLC as Assignor and Administrative Agent
99.8	Second Amendment Effective Date Warrant by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC, dated October 16, 2011
99.9	Second Amendment Effective Date Warrant by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC, dated October 16, 2011
99.10	Amendment to Registration Rights Agreement by and among Grubb & Ellis Company, CDCF II GNE Holding, LLC and CFI GNE Warrant Investor, LLC, dated October 16, 2011
99.11	Amendment to Warrants to Purchase Shares of Common Stock of Grubb & Ellis Company by and between Grubb & Ellis Company and CDCF II GNE Holding, LLC dated October 16, 2011
99.12	Amendment to Warrants to Purchase Shares of Common Stock of Grubb & Ellis Company by and between Grubb & Ellis Company and CFI GNE Warrant Investor, LLC, dated October 16, 2011
99.13	Intercreditor Agreement by and among C-III Investments, LLC, ColFin GNE Loan Funding, LLC, CDCF II GNE Holding, LLC and CFI GNE Warrant Investor, LLC, dated October 16, 2011